UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A-11

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                               SPRINT CORPORATION
                                (Name of Issuer)

              FON Common Stock--Series 1, par value $2.00 per share PCS Common Stock--Series 1, par value $1.00 per share
                         (Title of Class of Securities)

                     852061100 (FON Common Stock--Series 1)
                     852061506 (PCS Common Stock--Series 1)
                                 (CUSIP Numbers)

                               Deutsche Telekom AG
                Kevin Copp, Head of International Legal Affairs,
                Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany
                             Phone (49-228) 181-8000

                                 France Telecom
                             Jean-Louis Vinciguerra,
           Senior Executive Vice-President and Chief Financial Officer
                 6 place d'Alleray, 75505 Paris Cedex 15, France
                            Phone (33-1) 44-44-01-59
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Deutsche Telekom AG
     IRS Identification Number: N/A

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[X|
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany


  NUMBER OF       7   SOLE VOTING POWER
   SHARES
 BENEFICIALLY         o 43,118,018 shares of Class
   OWNED BY             A Common Stock(equivalent in
    EACH                voting power to 43,118,018 shares
  REPORTING             of Series 3 FON Common Stock and
 PERSON WITH            21,559,009 shares of Series 3 PCS
                        Common Stock)

                      o 44,464,179 shares of Series 3
                        FON Common Stock

                      o 35,813,331 shares of Series
                        3 PCS Common Stock

                  8   SHARED VOTING POWER

                               0

                  9   SOLE DISPOSITIVE POWER

                      o 43,118,018 shares of Class A Common
                        Stock(equivalent in voting power to
                        43,118,018 shares of Series 3 FON
                        Common Stock and 21,559,009 shares
                        of Series 3 PCS Common Stock)

                      o 44,464,179 shares of Series 3
                        FON Common Stock

                      o 35,813,331 shares of Series 3
                        PCS Common Stock


                  10  SHARED DISPOSITIVE POWER

                             0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,118,018 shares of Class A Common Stock
     (equivalent in voting power to 43,118,018 shares of Series 3 FON Common Stock and 21,559,009 shares of
     Series 3 PCS Common Stock), 44,464,179 shares of
     Series 3 FON Common Stock and 35,813,331 shares of
     Series 3 PCS Common Stock.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50% of Class A Common Stock, approximately 50.2% of
     Series 3 FON Common Stock and approximately 51% of
     Series 3 PCS Common Stock, estimated to represent approximately 9.3% of the aggregate voting power of the capital stock of the Issuer. If the Class A
     Common Stock, the Series 3 FON Common Stock and the
     Series 3 PCS Common Stock were converted into
     Series 1 FON Common Stock and Series 1 PCS Common
     Stock, the Class A Common Stock, the Series 3 FON
     Common Stock and the Series 3 PCS Common Stock would represent approximately 9.9% of the Series 1
     FON Common Stock and approximately 5.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.6% of the aggregate voting power of all series of PCS
     Common Stock and PCS Preferred Stock).

14   TYPE OF REPORTING PERSON*

               CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     France Telecom
     IRS Identification Number: N/A

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)[_]
                                                                          (b)[X|
 3   SEC USE ONLY

 4   SOURCE OF FUNDS*

     WC

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     France


  NUMBER OF       7   SOLE VOTING POWER
   SHARES
 BENEFICIALLY         o 43,118,018 shares of Class
   OWNED BY             A Common Stock(equivalent in
    EACH                voting power to 43,118,018 shares
  REPORTING             of Series 3 FON Common Stock and
 PERSON WITH            21,559,009 shares of Series 3 PCS
                        Common Stock)

                      o 44,136,857 shares of Series 3
                        FON Common Stock

                      o 34,441,023 shares of Series
                        3 PCS Common Stock

                  8   SHARED VOTING POWER

                               0

                  9   SOLE DISPOSITIVE POWER

                      o 43,118,018 shares of Class A Common
                        Stock(equivalent in voting power to
                        43,118,018 shares of Series 3 FON
                        Common Stock and 21,559,009 shares
                        of Series 3 PCS Common Stock)

                      o 44,136,857 shares of Series 3
                        FON Common Stock

                      o 34,441,023 shares of Series 3
                        PCS Common Stock


                  10  SHARED DISPOSITIVE POWER

                             0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,118,018 shares of Class A Common Stock
     (equivalent in voting power to 43,118,018 shares of Series 3 FON Common Stock and 21,559,009 shares of
     Series 3 PCS Common Stock), 44,136,857 shares of
     Series 3 FON Common Stock and 34,441,023 shares of
     Series 3 PCS Common Stock.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |X|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50% of Class A Common Stock, approximately 49.8% of
     Series 3 FON Common Stock and approximately 49% of
     Series 3 PCS Common Stock, estimated to represent approximately 9.2% of the aggregate voting power of the capital stock of the Issuer. If the Class A
     Common Stock, the Series 3 FON Common Stock and the
     Series 3 PCS Common Stock were converted into
     Series 1 FON Common Stock and Series 1 PCS Common
     Stock, the Class A Common Stock, the Series 3 FON
     Common Stock and the Series 3 PCS Common Stock would represent approximately 9.9% of the Series 1
     FON Common Stock and approximately 5.7% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.4% of the aggregate voting power of all series of PCS
     Common Stock and PCS Preferred Stock).

14   TYPE OF REPORTING PERSON*

               CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 11 (this "Amendment") amends and supplements the
Schedule 13D filed on February 12, 1996, as amended by Amendment No. 1 to the
Schedule 13D filed on May 6, 1996, Amendment No. 2 to the Schedule 13D filed on May 28, 1998, Amendment No. 3 to the Schedule 13D filed on December 1, 1998, Amendment No. 4 to the Schedule 13D filed on February 12, 1999, Amendment No. 5 to the Schedule 13D filed on February 24, 1999, Amendment No. 6 to the Schedule 13D filed on April 1, 1999, Amendment No. 7 to the Schedule 13D filed on July 6, 1999, Amendment No. 8 to the Schedule 13D filed on October 8, 1999, Amendment No. 9 to the Schedule 13D filed on January 10, 2000, and Amendment No. 10 to the
Schedule 13D filed on January 25, 2000 (as amended and supplemented, the "Schedule 13D"), of Deutsche Telekom AG ("DT") and France Telecom ("FT"), with respect to the FON Common Stock - Series 1, par value $2.00 per share (the "Series 1 FON Common Stock"), and the PCS Common Stock - Series 1, par value $1.00 per share (the "Series 1 PCS Common Stock"), of Sprint Corporation, a Kansas corporation (the "Issuer"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D, as previously amended and supplemented.

         In early 2000, the Issuer announced a two-for-one stock split of its PCS Common Stock in the form of a dividend payable in shares of PCS Common Stock of the Issuer. A comparable dividend was announced on the Class A Common Stock of the Issuer. New shares were issued on February 4, 2000 to holders of record on January 14, 2000. Accordingly, (i) DT received 7,127,161 shares of Series 3 PCS Common Stock of the Issuer in respect of the 7,127,161 shares of Series 3 PCS Common Stock of the Issuer owned by DT and 21,559,009 shares of Series 3 PCS Common Stock of the Issuer in respect of the 43,118,018 shares of Class A Common Stock of the Issuer owned by DT, and (ii) FT received 6,441,007 shares of Series 3 PCS Common Stock of the Issuer in respect of the 6,441,007 shares of Series 3 PCS Common Stock of the Issuer owned by FT and 21,559,009 shares of Series 3 PCS Common Stock of the Issuer in respect of the 43,118,018 shares of Class A Common Stock of the Issuer owned by FT.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

1.   Deutsche Telekom AG

Numbered paragraph 1 of Item 2 to the Schedule 13D is amended and supplemented by adding the following at the end thereof:

         Information regarding the members of the Board of Management of DT is set forth on Schedule I attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, all of the members of the Board of management of DT are citizens of Germany. During the last five years, neither DT, NAB, nor, to the best knowledge of DT, any person named on Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.       France Telecom

Numbered paragraph 2 of Item 2 to the Schedule 13D is amended and supplemented by adding the following at the end thereof:

         Information regarding the directors and executive officers of FT is set forth on Schedule II attached hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule II, all of the directors and executive officers or FT are citizens of France. During the last five years, neither FT, nor, to the best knowledge of FT, any person named on Schedule II, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial administrative body of competent jurisdiction as a result of which proceeding it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE ACQUISITION
         --------------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         On February 20, 2001, the Issuer filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to a proposed offering and sale of FON Common Stock beneficially owned by DT and FT pursuant to the exercise by DT and FT of one demand right under the Amended and Restated Registration Rights Agreement and pursuant to an Offering Process Agreement dated as of February 20, 2001, between the Issuer, DT, NAB and FT (the "Offering Process Agreement").

         A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

         The Offering Process Agreement sets forth the parties' agreements concerning the timing and mechanics of the offering by DT (including NAB) and FT of FON Common Stock (the "FON Offering") in relation to a proposed offering of PCS Stock by the Issuer. Under the Offering Process Agreement, each of DT and FT is required to refrain from disposing of or requesting that the Issuer register their shares of PCS Stock, subject to certain exceptions, until the earliest to occur of (1) 180 days following the closing of the Issuer's PCS offering, if the PCS offering is closed by December 31, 2001, (2) November 15, 2001, if the Issuer has not publicly announced its intention to commence its PCS offering by such date, and (3) January 1, 2002, if the Issuer's PCS offering is not closed by December 31, 2001. Upon the occurrence of certain events, the Issuer is permitted to pursue its PCS offering in lieu of pursuing the FON Offering. Each of DT, NAB and FT also have agreed not to request that the Issuer include any of their securities in the Issuer's PCS offering.

         The Offering Process Agreement provides that the Issuer will not commence marketing for its PCS offering until at least two weeks after the completion of the FON Offering. The Offering Process Agreement also provides for the selection of the managing underwriters for the FON Offering and amends the Registration Rights Agreement between the Issuer, DT, NAB and FT to clarify that after an offering, the 90-day prohibition on sales of securities will apply to all parties only as to the class of the Issuer's securities sold in that offering. DT, NAB and FT are permitted to transfer their securities to certain special purpose vehicles for their benefit, so long as the transferees execute agreements that provide for the same selling restrictions that apply to DT, NAB and FT. In addition, DT, NAB and FT agree, until no later than July 15, 2001, to vote their securities of the Issuer at meetings of the Issuer's stockholders (i) in the case of FT and its subsidiaries, in favor or opposition to certain specified proposals to be presented to the Issuer's stockholders for approval, as provided in the Offering Process Agreement, and, as to other stockholder proposals that may be presented to the Issuer's stockholders, for and/or against, in a manner at least as favorable to the Issuer in proportion to the number of votes cast by the Issuer's stockholders other than DT, NAB and FT, and
(ii) in the case of DT and its subsidiaries, in favor or opposition to the Issuer's stockholder proposals, in a manner at least as favorable to the Issuer in proportion to the votes cast by the Issuer's stockholders other than DT, NAB and FT; provided however, that each of DT, NAB and FT reserves its right to vote its securities of the Issuer in its sole discretion as to any extraordinary corporate transactions involving the Issuer.

         In connection with the Offering Process Agreement, DT and FT entered into a letter agreement dated as of February 20, 2001 (the "Letter Agreement") providing for the coordination of their rights under the Offering Process Agreement. The Offering Process Agreement is attached as Exhibit 1 hereto and incorporated herein by reference, and the Letter Agreement is attached as
Exhibit 2 hereto and incorporated herein by reference.

         As previously described, neither FT nor DT (including NAB) currently intends to remain a long-term stockholder of the Issuer and each of FT and DT (including NAB) expects to dispose of its remaining shares of the Issuer in an orderly manner in light of market conditions and subject to applicable legal requirements and contractual restrictions contained in the Amended and Restated Stockholders' Agreement, as amended, and the Offering Process Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------

1.   Deutsche Telekom AG

(a-b) On February 20, 2001, DT (indirectly through NAB) was the beneficial owner of 43,118,018 shares of Class A Common Stock (50% of the outstanding Class A Common Stock), 44,464,179 shares of Series 3 FON Common Stock (approximately 50.2% of the outstanding Series 3 FON Common Stock), and 35,813,331 shares of Series 3 PCS Common Stock (approximately 51% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 9.3% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the basis of 86,236,036 shares of Class A Common Stock, 709,765,914 shares of Series 1 FON Common Stock, 88,601,036 shares of Series 3 FON Common Stock, 507,439,296 shares of Series 1 PCS Common Stock, 355,424,153 shares of Series 2 PCS Common Stock, 70,254,354 shares of Series 3 PCS Common Stock, 246,766 shares of PCS Preferred Stock and certain other voting preferred stock of the Issuer as being outstanding, based on the information made available to FT and DT by the Issuer. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT would have represented approximately 9.9% of the Series 1 FON Common Stock and approximately 5.9% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.6% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

         By virtue of their relationship, DT and NAB may be deemed to share voting power and dispositive power with respect to the securities of the Issuer beneficially owned by them. DT and NAB hereby disclaim beneficial ownership of the securities of the Issuer owned by FT, as described herein.

         On February 20, 2001, Ron Sommer, Chairman of the Board of Management of DT, beneficially owned 777 shares of Series 1 FON Common Stock and an additional 11,000 shares of Series 1 FON Common Stock that may be acquired upon the exercise of stock options under the Issuer's stock option plans.

(c) Neither DT nor NAB, nor to the best knowledge of DT, any of the persons listed in Schedule I hereto, nor either managing director of NAB, effected any transaction in the FON Common Stock and PCS Common Stock of the Issuer since December 19, 2000.

(d) No one other than NAB is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by DT and NAB.

2.       France Telecom
         --------------

(a-b) On February 20, 2001, FT was the beneficial owner of 43,118,018 shares of Class A Common Stock (50% of the outstanding Class A Common Stock), 44,136,857 shares of Series 3 FON Common Stock (approximately 49.8% of the outstanding Series 3 FON Common Stock), and 34,441,023 shares of Series 3 PCS Common Stock (approximately 49% of the outstanding Series 3 PCS Common Stock), estimated to represent approximately 9.2% of the aggregate voting power of the outstanding capital stock of the Issuer, calculated on the same basis described in numbered paragraph 1 of Item 5 above. If the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT were converted into Series 1 FON Common Stock and Series 1 PCS Common Stock, the Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT would have represented approximately 9.9% of the Series 1 FON Common Stock and approximately 5.7% of the aggregate number of outstanding shares of all series of PCS Common Stock (or approximately 8.4% of the aggregate voting power of all series of PCS Common Stock and PCS Preferred Stock).

         FT hereby disclaims beneficial ownership of the securities of the Issuer owned by DT (indirectly through NAB), as described herein.

(c) Neither FT, nor, to the best knowledge of FT, any of the persons listed in
Schedule II hereto, effected any transaction in the FON Common Stock and PCS Common Stock of the Issuer since December 19, 2000.

(d) No one other than FT is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock, Series 3 FON Common Stock and Series 3 PCS Common Stock beneficially owned by FT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

         Item 7 of the Schedule 13D is hereby amended by adding the following
         Exhibit:

         Exhibit 1 Offering Process Agreement dated as of February 20, 2001 among FT, DT, NAB and the Issuer.

         Exhibit 2 Letter Agreement dated as of February 20, 2001 by and between FT and DT

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 20, 2001                     DEUTSCHE TELEKOM AG

                                              By: /s/ Kevin Copp
                                                  --------------------------
                                              Name:  Kevin Copp
                                              Title: Head of International
                                                     Legal Affairs

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 20, 2001                     FRANCE TELECOM



                                              By: /s/ Jean-Louis Vinciguerra
                                                  ---------------------------
                                              Name: Jean-Louis Vinciguerra
                                              Title: Senior Executive Vice-
                                                     President and Chief
                                                     Financial Officer

                                                                      Schedule I

                   Board of Management of Deutsche Telekom AG

         The following table sets forth the names and addresses of the members of DT's Board of Management. Each member of the Board of Management is principally employed by DT.

The Board of Management
-----------------------

Dr. Ron Sommer
Chairman
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Josef Brauner
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Detlef Buchal
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Karl-Gerhard Eick
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Jeffrey A. Hedberg
Deutsche Telekom AG
Postfach 20 00
53105 Bonn
Citizen of the United States of America

Dr. Hagen Hultzsch
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Heinz Klinkhammer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dipl. Ing. Gerd Tenzer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

                                                                     Schedule II

               Directors and Executive Officers of France Telecom

         The following table sets forth the directors and executive officers of France Telecom, and their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is France Telecom, 6 place d'Alleray, 75505 Paris Cedex 15, France.

Board of Directors
------------------

Michel Bon
Chairman and Chief Executive Officer

Francois Grappotte
Chairman and Chief Executive Officer, Legrand

Michael Likierman
Co-Chairman and Chief Executive Officer, Grand Vision S.A.

Jean Simonin
Managing Director, Residential Agency of Toulouse

Jean-Paul Bechat
Chairman and Chief Executive Officer, SNECMA

Alain Costes
Director of Technology, Ministry of Research

Pierre-Francois Couture
Chairman of the Mining and Chemical Company

Yannick d' Escatha
Delegated Managing Director of Industry to Electricite de France

Roger Fauroux
Chairman of honour of Saint-Gobain

Pierre Gadonneix
President, Gaz de France

Nicolas Jachiet
Head of Investment Monitoring Division, Treasury Department, Ministry of the Economy,Finance and Industry

Jacques de Larosiere
Advisor to Paribas

Sophie Mahieux
Budget Director, Ministry of the Economy, Finance and Industry

Jacques Rigaud
Honorary Advisor of State

Alain Baron
Employee of France Telecom

Jean-Yves Bassuel
Employee of France Telecom

Monique Biot
Employee of France Telecom

Michel Bonneau
Employee of France Telecom

Michelle Brisson-Autret
Employee of France Telecom

Jean-Claude Desrayaud
Employee of France Telecom

Michel Gaveau
Employee of France Telecom

Executive Officers
------------------

Michel Bon
Chairman and Chief Executive Officer

Jean-Francois Pontal
Chief Executive Officer of Orange

Andre Cathelineau
Chief Executive Vice President, Dealership Networks

Jacques Champeaux
Executive Vice President, Large Business Division

Nicolas Dufourcq
Chairman and CEO of Wanadoo

Marc Fossier
Group Vice President Public Affairs, Group Executive Vice President Consumer Wireline Services

Bernard Bresson
Senior Vice President, Human Resources

Jean-Yves Gouiffes
Executive Vice President, Network Division

Jean-Jacques Damlamian
Executive Vice President, Development Division

Jean-Louis Vinciguerra
Senior Executive Vice President and Chief Financial Officer

Marie-Claude Peyrache
Executive Vice President, Corporate Communications